UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 30, 2024

CERES COIN LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3602143
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

332 S. Michigan Ave, Suite 121-F7, Chicago, IL 60604
(Full mailing address of principal executive offices)

331-223-9281
(Issuer’s telephone number, including area code)

Coins and Tokens of the Company
(Title of each class of securities issued pursuant to Regulation A)

In this current report, the term “CERES,” “we,” “us” “our” or “the company” refers to CERES Coin, LLC, a Delaware limited liability company.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements

Item 6. Changes in Control of Issuer

On January 30, 2024, CM Solutions LLC (“CM Solutions”) entered into a Contribution and Subscription Agreement with Clearfield Communications, LLC (“Clearfield”). The result of the Contribution and Subscription Agreement is the contribution of all of the interests in CERES held by CM Solutions to Clearfield, resulting in CERES becoming a wholly owned subsidiary of Clearfield. The Contribution and Subscription Agreement is included as Exhibit 6.C to this report.

Item 7. Departure of Certain Officers

As part of the change in control identified in Item 6. above, Larry Uchill has resigned from his position as Board member and Secretary of CERES, effective on January 30, 2024.

The Board will now be composed of Charlie Uchill, Greg Anderson, Tim Daly, and Angela Weicht.

EXHIBITS

Exhibit Number	Exhibit

6.C	Contribution and Subscription Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 7, 2024.

CERES COIN LLC

By:	/s/ Charlie Uchill
Charlie Uchill, Manager, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer